Exhibit 99.1

SERV, Swiss Export Risk Insurance, Supports Guarantee of USD 212.5 Million for Capex of First Phosphate Mine Project in Quebec, Canada

Saguenay (Québec), September 16, 2026 – First Phosphate Corp. (“First Phosphate” or the “Company”) (Nasdaq: PHOS) (CSE: PHOS) (OTCQX: FRSPF) (FSE: KD0) is pleased to announce that it has received a Letter of Support from Swiss Export Risk Insurance (“SERV”) for approximately USD 212.5 Million for the purchase of Swiss machinery and equipment for its igneous phosphate mine project, as well as goods and services for the construction of its processing facility in Saguenay-Lac-St-Jean, Quebec, Canada.

SERV is prepared to consider insurance/guarantees in support of a buyer credit financing based on an assumed eligible Swiss export contract value of USD 250 million where SERV would consider supporting a financed amount of approximately USD 212.5 million, corresponding to 85% of such contract value. Should the final eligible Swiss export contract value be higher, SERV would be prepared to consider a correspondingly higher financing amount.

In accordance with the prevailing OECD guidelines, SERV would be prepared to provide cover of up to 95% of the eligible financed amount. The financed amount may include up to 85% of the export contract value, eligible local costs of up to 50% of the export contract value, capitalized interest during construction, and the export credit agency premium.

A sufficient portion of the project is expected to be sourced from Switzerland to be eligible for SERV coverage. SERV may also seek reinsurance from other export credit agencies in respect of significant portions of the project sourced outside Switzerland.

About First Phosphate Corp

First Phosphate (Nasdaq: PHOS) (CSE: PHOS) (OTCQX: FRSPF) (FSE: KD0) is a mineral exploration and development and clean technology company dedicated to building and reshoring a vertically integrated mine-to-market supply chain for the production of LFP batteries in North America. Target markets include energy storage, data centers, robotics, mobility, and national security.

First Phosphate’s flagship Bégin-Lamarche property, located in Saguenay–Lac-Saint-Jean, Québec, Canada, represents a rare North American igneous phosphate resource producing high-purity phosphate characterized by very low levels of impurities.

For further information, please contact:

Armand MacKenzie
President
Tel: +1 (514) 618-5289

Investor Relations: investor@firstphosphate.com
Media Relations: media@firstphosphate.com
Website: www.FirstPhosphate.com

Follow First Phosphate:

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LinkedIn: https://www.linkedin.com/company/first-phosphate

Forward-Looking Information and Cautionary Statements

This news release contains certain statements and information that may be considered “forward-looking statements” and “forward looking information” within the meaning of applicable securities laws. In some cases, but not necessarily in all cases, forward-looking statements and forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved” and other similar expressions. In addition, statements in this news release that are not historical facts are forward looking statements, including, among other things: the Company and SERV entering into of a definitive agreement and the terms thereof; the Company’s actual expenditures on equipment and services, and the source and value thereof; and the results of SERV’s due diligence and other enquiries Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include development and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. These statements are based on a number of assumptions including, among other things: that engineering and construction timetables and capital costs for the Company’s, exploration, development and expansion projects are correctly estimated and not affected by unforeseen circumstances; the ability to obtain financing for its proposed operations on acceptable terms; no material deterioration in general business and economic conditions; no material delays in obtaining permits and other approvals; no significant disruptions affecting the activities of the Company or its ability to access required project equipment and services, and operating supplies in sufficient quantities and on a timely basis; inflation and prices for Company project inputs being approximately consistent with anticipated levels; the ability to complete the exploration and development programs consistent with the Company’s expectations; commodity price expectations including assumptions for P2O5; the Company’s relationship with local municipalities and First Nations remaining consistent with the Company’s expectations; the Company’s relationship with other third-party partners and suppliers remaining consistent with the Company’s expectations; and government relations and actions being consistent with Company expectations. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. The Company does not assume any obligation to update or revise its forward-looking statements, whether because of new information, future events or otherwise, except as required by applicable law. All forward-looking information contained in this release is qualified by these cautionary statements.